Hydrogenics Corporation Second Quarter 2007 Results www.hydrogenics.com

Agenda 1. Introduction 2. Business Update 3. Financial Overview 4. Take-aways 5. Q & A

Safe Harbor Statement This presentation may contain statements that are forward- looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in today's press release, in the management's discussion and analysis section of our interim and most recent annual consolidated financial statements or in other reports and filings with the United States Securities and Exchange Commission and applicable Canadian securities regulatory authorities. We do not undertake any duty to update any forward-looking statements.

1. Introduction 2. Business Update 3. Financial Overview 4. Take-aways 5. Q & A

Costs are coming under control and rate of cash depletion has decreased significantly 7.4 8.1 10.8 7.2 6.2 2.1 9.3 Cash Operating Costs $M Footnote: Cash operating expenses are defined as the sum of selling, general and administrative expenses and research and product development expenses less stock-based compensation expenses. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 16 for a reconciliation of this measure to loss from operations. Operating Costs 2006 Business Streamlining Initiative Costs Operating Costs 2007

Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07 REVENUES 2.4 1.6 5 3.1 1.8 5.4 ORDERS 6.6 4.3 1.9 3.4 4.5 7.1 OnSite Generation Division has fully recovered and is showing growth with book-to-bill ratio of 1.3 in the second quarter $M

Commercialization progress for fuel cell power systems continues..... Class 1 forklift application shows good growth prospects on several fronts Major build underway for 60+ HyPX units South Carolina pilot deployments underway with positive reviews Secured orders with 4 out of the 5 top global forklift OEMs Backup power applications Secured additional OEM support for DC backup power Delivered first European DC trial Continuing good progress with newly merged APC-MGE

EBITDA - progress to breakeven $M 6.3 8.9 8.6 10.8 8.4 5.2 2006 2007 * EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, stock-based compensation, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 24 for a reconciliation of this measure for the current period.

1. First Quarter Results 2. Business Update 3. Financial Overview 4. Take-aways 5. Q & A

OnSite Generation Power Systems Test Systems '06 1.6 1 2.8 '07 5.4 1.7 2.4 Notes Revenues increased 76% to $9.5 million, primarily as a result of the resumption of deliveries to historical levels in our OnSite Generation business unit combined with increased revenues from our Power Systems business unit. Revenues Revenues Three months ended June 30, 2007 2nd Qtr 2nd Qtr 2006 5.4 2007 9.5 $M $M 76% Revenues by Business Unit

Revenues OnSite Generation Power Systems Test Systems '06 4 2.1 5.4 '07 7.1 3.3 5.9 Notes Revenues increased 42% to $16.3 million, primarily as a result of the resumption of deliveries to historical levels in our OnSite Generation business unit combined with increased revenues from each of our Power Systems and Test Systems business units. Revenues Six months ended June 30, 2007 6 Mos 6 Mos 2006 11.5 2007 16.3 $M $M 42% Revenues by Business Unit

Gross Profit 2006 2007 '04 -14.7 10.2 OnSite Generation Power Systems Test Systems '06 -149.2 48.2 36.3 '07 -2 29.8 23.2 Gross Profit Notes Gross profit increase reflects the absence of $1.8 million in special warranty reserves recorded in the second quarter of 2006 and higher revenues driving favourable absorption of overhead in the OnSite Generation business unit. Power Systems gross profit was lower due to product mix. Three months ended June 30, 2007 Gross Profit by Business Unit % % 25 percentage points

OnSite Generation Power Systems Test Systems '06 -60.9 42.7 26.3 '07 -5.5 32.8 24 Gross Profit Notes Gross profit increase was substantially driven by stronger second quarter revenues and the absence of $1.8 million of special warranty reserves recorded in the second quarter of 2006 attributable to our OnSite Generation business unit. Six months ended June 30, 2007 Gross Profit by Business Unit % % 2006 2007 '04 2.2 11.5 Gross Profit 9.3 percentage points

2006 2007 SG&A 6.1 4.5 R&D 2 1.7 23% Cash Operating Expenses Notes 2007 SG&A expenses decreased by 25%, primarily as a result of the absence of $0.7 million of expenses related to Sarbanes-Oxley Act compliance and other business matters in the second quarter of 2006 along with the results of streamlining our operations in the first quarter of 2007. 2007 R&D expenses decreased by 14%, primarily as a result of streamlining our operations. Three months ended June 30, 2007 $M 6.2 8.1 Footnote: Cash operating expenses are defined as the sum of selling, general and administrative expenses and research and product development expenses less stock-based compensation expenses. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 23 for a reconciliation of this measure to loss from operations.

2006 2007 SG&A 12.2 11 R&D 3.2 4.6 Cash Operating Expenses Notes 2007 SG&A expenses decreased 1%, primarily attributable to the absence of $1.8 million of costs related to Sarbanes-Oxley Act compliance and other business strategy matters combined with the results of streamlining our operations and offset by $2.1 million in severance costs accrued in the first quarter of 2007. 2007 R&D expenses increased 41%, primarily as a result of a $1.7 million decrease in third party funding attributable to a greater emphasis on commercialization activities. Six months ended June 30, 2007 $M Footnote: Cash operating expenses are defined as the sum of selling, general and administrative expenses and research and product development expenses less stock-based compensation expenses. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 23 for a reconciliation of this measure to loss from operations. 1% 15.6 15.4

2006 2007 Cash Loss 6.5 2.8 Non-cash Expenses 3.1 1 Net Loss Three months ended June 30, 2007 $M 3.8 9.6 61%

2006 2007 Cash Loss 11.8 10.2 Non-cash Expenses 6.2 1.9 Net Loss $M 12.1 18.0 Six months ended June 30, 2007 33%

Balance Sheet Highlights Cash and cash equivalents and short-term investments $ 43.9 $ 60.3 (16.4) (27.2) Accounts and grants receivable 9.6 11.6 (2.0) (17.2) Inventories 16.4 12.7 3.7 29.1 Accounts payable and accrued liabilities 19.1 21.4 (2.3) (10.7) Dec. 31 2006 $ % As at June 30, 2007 ($M) Change Jun. 30 2007

Order Backlog Q1 Backlog Orders Received Orders Delivered Q2 Backlog OnSite Generation $ 17.8 $ 7.1 $ 5.4 $ 19.5 Power Systems 8.1 1.2 1.7 7.6 Test Systems 4.9 3.6 2.4 6.1 Total $ 30.8 $ 11.9 $ 9.5 $ 33.2 As at June 30, 2007 ($M) Note In addition to revenue recognized in the six months ended June 30, 2007, we currently expect to deliver and recognize as revenue, a minimum of two- thirds of our total order backlog in the remainder of 2007.

Q2 Results * EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, stock-based compensation, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 24 for a reconciliation of this measure. 2007 2006 Change Change $ % Revenues 9.5 5.4 4.1 75.9 Gross Profit (Loss) 1.0 (0.8) 1.8 225.0 % of Revenues 10.2 (14.8) Operating Expenses Selling, general and administrative 4.5 6.1 (1.6) (26.2) Research and product development 1.7 2.0 (0.3) (15.0) Total operating expenses 6.2 8.1 (1.9) (23.4) EBITDA* (5.2) (8.9) (3.7) (41.6) (in $ millions)

Reconciliation of Non-GAAP Measures Three months ended June 30, 2007 Six months ended June 30, 2007 Cash Operating Costs $ 6.2 $ 15.6 Less: Gross profit 1.0 1.9 Add: Stock-based compensation 0.4 0.9 Add: Amortization of property, plant and equipment 0.2 0.4 Add: Amortization of intangible assets - 0.1 Loss from operations $ 6.0 $ 15.1 Cash Operating Costs ($M)

Reconciliation of Non-GAAP Measures Three months ended June 30, 2007 Three months ended June 30, 2006 EBITDA loss $ 5.3 $ 8.9 Add: Amortization of property, plant and equipment 0.2 0.2 Add: Amortization of intangible assets 0.1 2.1 Less: Other (income) (1.8) (1.6) Net loss $ 3.8 $ 9.6 EBITDA ($M)

1. First Quarter Results 2. Business Update 3. Financial Overview 4. Take-aways 5. Q & A

Take-aways: First half of 2007 indicating that restructuring and streamlining initiatives are bringing costs and rate of cash depletion under control Cash operating costs down 33% or $3.1 million from the first quarter Quarterly net loss down 61% or $5.8 million year over year Overall turnaround in performance has been strongly supported by recovery in the OnSite Generation business unit. For the total company: Second quarter revenues up 76% year over year and 38% from the first quarter Orders received up 43% to $11.9 million year over year/$33.2 million order backlog Fuel Cell material handling markets demonstrating good traction Delivering on our promises regarding operational improvements

Agenda 1. First Quarter Results 2. Business Update 3. Financial Overview 4. Take-aways 5. Q & A

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